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                                                                     Exhibit 2.5


                           Memorandum of Understanding

                  Reference is made to the Asset Purchase Agreement dated December 18, 1996 between Anchor Glass Container Corporation ("Anchor"), Consumers Packaging Inc. ("Consumers") and Owens-Brockway Glass Container, Inc. (the "Agreement"), approved by order of the United States Bankruptcy Court for the District of Delaware dated December 20, 1996 (the "Sale Order"). Capitalized terms used herein shall have the meaning set forth in the Agreement, unless otherwise defined.

                  In connection with the Closing this day of the transactions contemplated by the Agreement, Anchor and Consumers, and Anchor Glass Acquisition Corporation ("New Anchor") as assignee of Consumers, agree with respect to the Agreement as follows:

                  1. Any accrued real estate taxes paid by Anchor at the Closing are paid under protest, and without prejudice to the respective positions of Anchor, Consumers or New Anchor that another party has responsibility under the Agreement to bear those liabilities.

                  2. The parties reserve their rights with respect to the responsibility for obligations related to the Daynet sublease at the Dayville, Connecticut property, and the sublease between Muskingum County and the City of Zanesville at Zanesville, Ohio.

                  3. In the event good title to one or more patents cannot be transferred, the parties reserve their rights with respect to appropriate adjustments, if any.

                  4. With respect to certain contracts marked as "Maybe" contracts on the Master List of contracts submitted to Anchor by Consumers with its letter dated January 3, 1997, it is agreed that Consumers will have up to 60 days after the Closing to agree on mutually acceptable terms to achieve savings from the contracting parties which savings will be shared in agreed upon portions between Anchor and Consumers. If Anchor and Consumers cannot so agree, the contracts marked as Maybe shall be automatically deemed to be included in the Purchased Assets and Anchor shall assume and assign such contracts to New Anchor, which shall be treated in accordance with the provisions of the Sale Order applicable to assigned contracts.

                  5. The parties reserve their rights with respect to whether Consumers (directly or indirectly) is entitled to receive common stock of New Anchor or warrants to acquire common stock of New Anchor pursuant to the last sentence of Section 2.01(a) of the Warrant Agreement, dated as of February 5, 1997, by and between New Anchor and Bankers Trust Company.


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                  6. The parties agree to review a list of contracts and leases provided by Anchor to Consumers which were designated for rejection by Consumers, but Anchor believes must be assumed by Consumers/New Anchor. The parties reserve their rights with respect to responsibility for those obligations.

Dated:  February 5, 1997

                                            ANCHOR GLASS CONTAINER CORPORATION



                                            By:  /s/ Mark A. Kirk
                                                --------------------------------

                                            CONSUMERS PACKAGING INC.



                                            By:  /s/ John J. Ghaznavi
                                                --------------------------------

                                            ANCHOR GLASS ACQUISITION CORPORATION



                                            By:  /s/ John J. Ghaznavi
                                                --------------------------------